FORM 425

Filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Filed by: The Thomson Corporation

Subject Company: Reuters Group PLC

Exchange Act File Number of Subject Company: 333-08354

Note: The slides below form part of a presentation given by The Thomson Corporation on July 26, 2007 at 8:30 a.m. ET. The filing of these slides under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.

Second-Quarter 2007 July 26, 2007

Agenda Welcome/Introduction Frank Golden Q2 Overview Richard Harrington Financial Review Robert Daleo Financial Results Financial Metrics Questions & Answers

Special Note CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS This presentation, in particular the discussion of the proposed acquisition of Reuters Group PLC and remarks related to Thomson’s outlook and prospects, includes forward-looking statements, such as Thomson’s beliefs and expectations regarding its financial performance in 2007. These statements are based on certain assumptions and reflect Thomson’s current expectations. Forward-looking statements also include statements about Thomson’s beliefs and expectations related to its ability to deliver continued growth and profitability, its enhancement of Thomson’s growth profile and creation of shareholder value through recent transactions, its anticipated run-rate savings related to THOMSONplus, its beliefs about the benefits to shareholders and customers of the combined Thomson-Reuters business after the deal closes and that the combined business will deliver faster growth and higher profitability. While Thomson believes that the proposed transaction with Reuters Group PLC will be approved by antitrust/competition authorities, there can be no assurance that the required approvals will be obtained, how long it will take to obtain such approvals or what conditions, if any, such authorities may impose. All forward-looking statements in this presentation are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks and uncertainties include the ability to achieve the cost savings and synergies contemplated through the proposed Reuters transaction; the failure of Reuters shareholders to approve the proposed transaction; the effect of regulatory conditions, if any, imposed by regulatory authorities; the reaction of Thomson’s and Reuters’ customers, employees and suppliers to the proposed transaction; the ability to promptly and effectively integrate the businesses of Thomson and Reuters after the transaction closes; and the diversion of management time on proposed transaction-related issues. Additional factors that could cause actual results or events to differ materially from current expectations are discussed in Thomson’s materials filed with the securities regulatory authorities in Canada and the United States from time to time, including Thomson’s latest annual information form, which is also contained in its most recent annual report on Form 40-F filed with the U.S. Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Thomson speak only as of the date they are made. Thomson disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law. ADDITIONAL INFORMATION This presentation does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. Following satisfaction or waiver of the pre-conditions to the proposed Reuters transaction, documents relating to the proposed transaction will be furnished to or filed with the SEC. Shareholders are urged to read such documents regarding the proposed transaction if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s website at www.sec.gov, at the Canadian securities regulatory authorities’ website at www.sedar.com and from Thomson. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, USA. For further information about the public reference room, call the SEC at +1 800-732-0330. Statements in this presentation which relate to potential earnings enhancements should not be interpreted to mean that earnings per share will necessarily be greater than those for the relevant preceding financial period. No statement in this presentation is intended to constitute a profit forecast. NON-GAAP FINANCIAL MEASURES This presentation contains disclosures of certain non-GAAP financial measures, such as adjusted earnings and free cash flow. Please see the “Investor Relations” section of our website, www.thomson.com, for a reconciliation of each of these measures to the most directly comparable GAAP financial measure. You can also find some GAAP reconciliations in the tables attached to our earnings release dated July 26, 2007, which is also available on the Thomson website.

Q2 2007 Results Richard J. Harrington President & Chief Executive Officer

Q2 Highlights Announced proposed acquisition of Reuters Sold Higher Education & NETg – Prometric sale expected to close Q3 Gross Proceeds = $8.5 billion Net Proceeds = $7.0 billion Solid 1H 2007 Operating Performance

Powerful Combination: Thomson-Reuters Significant Opportunity for Growth Capitalize on globalization trends with a world-wide footprint Drive growth in financial segment given complementary nature of businesses Give customers broader, faster and more deeply integrated information and workflow solutions across Financial and Professional businesses Accelerate top-line growth across the combined company Expand margins Increase free cash flow Accomplished management team with strong track record of delivering on business transformation programs

Reuters Acquisition Update On track Initial meetings with U.S. DOJ, European Commission and Canadian Competition Bureau have occurred Integration planning teams in place & making progress Thomson Financial & Reuters Focused on opportunities and synergies Thomson Professional Segment Focused on serving customers and growing the businesses

Q2 Financial Highlights Strong Revenue Growth Up 11% including FX Up 10% excluding FX 6% organic growth Strong Operating Profit Growth Up 15% Up 20% excluding THOMSONplus/Reuters-related costs Margin up 70 bps Margin up 160 bp excluding THOMSONplus/Reuters-related costs Strong Adjusted Earnings Growth Up 21%

Summary Successfully sold Learning assets for $8.5 billion Announced Thomson-Reuters Solid 1H 2007 with good momentum

Financial Review Robert D. Daleo Executive Vice President & Chief Financial Officer

Today’s Agenda Consolidated Results Business Segment Results Corporate Expenses THOMSONplus Update Key Metrics Business Visibility

Consolidated Results Note: Results from continuing operations. ($ Millions) SECOND QUARTER YEAR-TO-DATE 2007 2006 Change 2007 2006 Change Revenues $1,810 $1,629 11% $3,477 $3,134 11% Operating Profit $ 355 $ 308 15% $ 581 $ 517 12% Operating Profit Margin 19.6% 18.9% 16.7% 16.5% Excluding THOMSONplus and Reuters Costs: Operating Profit $ 384 $ 320 20% $ 644 $ 536 20% Operating Profit Margin 21.2% 19.6% 18.5% 17.1%

Legal Note: Results from continuing operations. ($ Millions) SECOND QUARTER YEAR-TO-DATE 2007 2006 Change 2007 2006 Change Revenues $857 $783 9% $1,602 $1,459 10% Segment Operating Profit $297 $257 16% $ 504 $ 434 16% Segment Operating Profit Margin 34.7% 32.8% 31.5% 29.7%

Financial Note: Results from continuing operations. ($ Millions) SECOND QUARTER YEAR-TO-DATE 2007 2006 Change 2007 2006 Change Revenues $540 $502 8% $1,067 $989 8% Segment Operating Profit $107 $ 93 15% $ 202 $172 17% Segment Operating Profit Margin 19.8% 18.5% 18.9% 17.4%

Tax & Accounting Note: Results from continuing operations. ($ Millions) SECOND QUARTER YEAR-TO-DATE 2007 2006 Change 2007 2006 Change Revenues $155 $126 23% $315 $268 18% Segment Operating Profit $ 31 $ 22 41% $ 69 $ 52 33% Segment Operating Profit Margin 20.0% 17.5% 21.9% 19.4%

Scientific Note: Results from continuing operations. ($ Millions) SECOND QUARTER YEAR-TO-DATE 2007 2006 Change 2007 2006 Change Revenues $162 $153 6% $311 $292 7% Segment Operating Profit $ 45 $ 39 15% $ 79 $ 67 18% Segment Operating Profit Margin 27.8% 25.5% 25.4% 22.9%

Healthcare Note: Results from continuing operations. ($ Millions) SECOND QUARTER YEAR-TO-DATE 2007 2006 Change 2007 2006 Change Revenues $100 $70 43% $192 $135 42% Segment Operating Profit $ 9 $ 6 50% $ 13 $ 10 30% Segment Operating Profit Margin 9.0% 8.6% 6.8% 7.4%

Corporate Expense Overview ($ Millions) SECOND QUARTER YEAR-TO-DATE 2007 2006 2007 2006 Corporate Costs before THOMSONplus and Reuters Transaction Costs $43 $38 $100 $80 THOMSONplus and Reuters Transaction Costs $29 $12 $ 63 $19 Total Corporate Costs $72 $50 $163 $99

THOMSONplus – First Anniversary Financial metrics on track Estimate annual run-rate savings of $150 million by end 2008 Continuing to shift to low-cost centers SAP successfully rolled out to 75% of Thomson

Note: Results from continuing operations. Key Revenue Metrics Six Months 2007 Electronic, Total Organic Software & Growth Growth Services Recurring Legal 10% 7% 71% 82% Financial 8% 4% 98% 83% Tax & Accounting 18% 12% 89% 94% Scientific 7% 2% 96% 76% Healthcare 42% 4% 93% 79% Total 11% 6% 84% 83% 2006 7% 7% 83% 83%

19.9% Excluding THOMSONplus and Reuters transaction-related expenses Note: Results from continuing operations. Operating Profit Margin 17.1% 18.5% 16.7% 16.5% 19.0% 19.0% 18.7% 18.1% 17.7% 10% 12% 14% 16% 18% 20% 22% 2002 2003 2004 2005 2006 H1 2006 H1 2007

Free Cash Flow Analysis SECOND QUARTER SIX MONTHS 2007 2006 Growth 2007 2006 Growth Free Cash Flow $226 $315 (28%) $363 $425 (15%) Adjustments: Discontinued Operations 115 38 167 98 Lawsuit Settlement 36 0 36 0 THOMSONplus Costs 25 12 50 19 Underlying FCF: $402 $365 10% $616 $542 14%

($ Millions) SECOND QUARTER 2007 2006 $ EPS $ EPS Earnings – attributable to common shares as reported $375 $0.58 $171 $ 0.26 Other (Income)/Expense (6) (0.01) (3) (0.00) Reuters transaction-related costs 2 0.00 0 0.00 Tax on Above (1) (0.00) 0 0.00 Tax Benefits (14) (0.02) (2) (0.00) Normalization of tax rate 11 0.02 19 0.03 Discontinued operations (113) (0.18) 25 0.04 Adjusted earnings $254 $0.39 $210 $ 0.33 Earnings/EPS Variance Analysis

Business Visibility Expected to grow from continuing operations $363 mm Free Cash Flow 16.1% $355 mm 6.9% 10% H1 2007 6-8% Higher Depreciation and Amortization 20% Range ~7% underlying run rate 7-9% 2007 Full Year Effective Tax Rate – Adjusted Earnings CAPEX/Revenue Revenues (excl. FX)

Summary Solid first-half operating performance Thomson-Reuters integration planning and antitrust review process underway

Questions & Answers July 26, 2007

The Thomson Corporation

Reconciliation of Operating Profit to Operating Profit Excluding THOMSONplus and Reuters Transaction Costs

Q2 Earnings Presentation - July 26, 2007

(Amounts in millions of U.S. Dollars)

		H1	H1
	2006	2006	2007

Operating profit	1,254	517	581
THOMSONplus and Reuters transaction costs	60	19	63
Operating profit excluding THOMSONplus and Reuters transaction costs	1,314	536	644

Operating profit margin	19.0%	16.5%	16.7%

Operating profit margin excluding THOMSONplus and Reuters transaction costs	19.9%	17.1%	18.5%

Revenues	6,612	3,134	3,477

The Thomson Corporation

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

Q2 Earnings Presentation - July 26, 2007

(Amounts in millions of U.S. Dollars)

						H1	H1
	2002	2003	2004	2005	2006	2006	2007

Net cash provided by operating activities*	1,691	1,654	1,808	1,879	2,125	696	730

Capital expenditures	(315)	(373)	(406)	(427)	(453)	(160)	(240)
Capital expenditures of discontinued operations	(208)	(204)	(216)	(215)	(184)	(83)	(95)
Other investing activities	(166)	(83)	(60)	(39)	(43)	(25)	(29)
Dividends paid on preference shares	(22)	(11)	(3)	(4)	(5)	(3)	(3)
Free cash flow	980	983	1,123	1,194	1,440	425	363

* Includes cash flows from operating activities for discontinued operations.

Note: Thomson uses free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions.